Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

First Quarterly Report of 2015

§1	Important Notice

1.1	The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2	This quarterly report has been approved at an extraordinary meeting of the Board of Directors of the Company (the “Board”). All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.

1.3	The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

1.4	Mr. Zhou Jiping, Chairman of the Board of the Company, Mr. Wang Dongjin, Vice Chairman of the Board of the Company and President of the Company and Mr. Yu Yibo, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

§2	Basic Information of the Company

2.1	Key Financial Data and Financial Indicators

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,394,256	2,405,473	(0.5)
Equity attributable to owners of the Company	1,178,778	1,175,894	0.2

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	29,398	20,561	43.0

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Turnover	410,336	528,947	(22.4)
Profit attributable to owners of the Company	6,150	34,248	(82.0)
Return on net assets (%)	0.5	2.9	(2.4 percentage points )
Basic earnings per share (RMB)	0.03	0.19	(82.0)
Diluted earnings per share (RMB)	0.03	0.19	(82.0)

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,394,157	2,405,376	(0.5)
Equity attributable to equity holders of the Company	1,178,893	1,176,010	0.2

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	29,398	20,561	43.0

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Operating income	410,336	528,947	(22.4)
Net profit attributable to equity holders of the Company	6,149	34,248	(82.0)
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	6,435	34,758	(81.5)
Weighted average return on net assets (%)	0.5	3	(2.5 percentage points )
Basic earnings per share (RMB)	0.03	0.19	(82.0)
Diluted earnings per share (RMB)	0.03	0.19	(82.0)

Unit: RMB Million
Non-recurring profit/loss items	Profit/(loss) from the beginning of the year to the end of the reporting period
Net loss on disposal of non-current assets	(40)
Government grants recognised in the current period	546
Net gain on disposal of available-for-sale financial assets	81
Reversal of provisions for bad debts against receivables	4
Other non-operating income and expenses	(986)

Sub-total	(395)

Tax impact of non-recurring profit/loss items	107
Impact of non-controlling interests	2

Total	(286)

2.1.3	Differences between CAS and IFRS

☒  Applicable    ☐   Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB7,726 million and RMB7,725 million respectively, with a difference of RMB1 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,322,157 million and RMB1,322,135 million respectively, with a difference of RMB22 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2 Number of Shareholders, Shareholdings of Top Ten Shareholders of Shares without Selling Restrictions and Shareholdings of Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders as at the end of the reporting period	861,726 shareholders including 854,128 holders of A shares and 7,598 holders of H shares (including 245 holders of the American Depository Shares)

Shareholdings of the top ten shareholders
Name of shareholders		Number of shares held		Type of shares
1	CNPC	158,033,693,528	(1)	A shares
2	HKSCC Nominees Limited(2)	20,832,432,796	(3)	H shares
3	National Council for Social Security Fund of the PRC	140,000,000		A shares
4	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	28,948,766		A shares
5	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	27,710,083		A shares
6	Bank of China Limited – Jiashi CSI 300 Index Trading Securities Investment Fund	20,587,906		A shares
7	Guangxi Investment Group Co., Ltd.	19,870,941		A shares
8	Ying Shu’ai	16,926,900		A shares
9	Hong Kong Securities Clearing Company Limited(4)	15,453,622		A shares
10	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	14,779,752		A shares

Shareholdings of the top ten shareholders of shares without selling restrictions
Name of shareholders		Number of shares held		Type of shares
1	CNPC	158,033,693,528		A shares
2	HKSCC Nominees Limited	20,832,432,796		H shares
3	National Council for Social Security Fund of the PRC	140,000,000		A shares
4	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	28,948,766		A shares
5	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	27,710,083		A shares
6	Bank of China Limited – Jiashi CSI 300 Index Trading Securities Investment Fund	20,587,906		A shares
7	Guangxi Investment Group Co., Ltd.	19,870,941		A shares
8	Ying Shu’ai	16,926,900		A shares
9	Hong Kong Securities Clearing Company Limited	15,453,622		A shares
10	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	14,779,752		A shares

Notes:	(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
	(2)	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
	(3)	291,518,000 H shares were held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
	(4)	Hong Kong Securities Clearing Company Limited is a subsidiary of the Hong Kong Stock Exchange and acts as nominal holders of the A Shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange.

2.3	Business Review

In the first quarter of 2015, the world economy recovered slowly and the geopolitics continued to be turbulent; and, generally speaking, China’s economy is stable with a slow growth, achieving a 7% increase in GDP as compared with the same period of last year. Facing complicated political and economic situation, volatile oil prices fluctuating at a low level and the relative ample supply in the global petroleum market, the Group focused on the development guidelines of “quality, profitability and sustainability”, further reduced costs while enhancing efficiency, promoted reform and innovation as driving forces, achieved a stable beginning of production and operation, and recorded operating results as expected.

In respect of exploration and production, the Group continued to implement the reserves growth peak project and organized production of oil and gas in a scientific way, achieving a stable increase in output of oil and gas. In the first quarter of 2015, crude oil output of the Group amounted to 239.4 million barrels, representing an increase of 3.3% as compared with the same period last year. Marketable natural gas output of the Group amounted to 850.8 billion cubic feet, representing an increase of 7.7% as compared with the same period last year. The oil and gas equivalent output was 381.2 million barrels, representing an increase of 4.9% as compared with the same period last year, of which the overseas oil and gas equivalent output was 48.9 million barrels, representing an increase of 40.9% as compared with the same period last year. In the first quarter of 2015, in the exploration and production segment, the Group took proactive measures to cope with the significant drop in oil prices and insisted on reducing costs and enhancing efficiency, resulting in a 3.7% reduction in unit operating cost as compared with the same period last year. Due to the combined impacts of the general significant drop in the average price of crude oil and the increase in the domestic market price of gas, the Group achieved an operating profit of RMB17,299 million, representing a decrease of 67.2% from RMB52,710 million.

In respect of refining and chemicals, the Group adhered to the principle of market-orientation and profitability, reasonably arranged its processing load and optimised production and operations, sought to reduce losses and enhance profitability. In the first quarter of 2015, the Group processed 253.5 million barrels of crude oil, representing a decrease of 0.4% as compared with the same period last year. The Group produced 23.346 million tons of gasoline, diesel and kerosene, representing a decrease of 0.4% over the same period last year. In the first quarter of 2015, the refining and chemicals segment incurred a loss from operations of RMB5,065 million, representing an increase of RMB2,848 million in loss of operations from the same period last year. Affected by the decrease of gross profit due to the drop of oil prices, the refining operations suffered a loss of RMB3,785 million, representing an increase in loss of RMB5,744 million from the same period last year. Facing the situation of the prolonged faltered chemical market, the Group continuously optimised its product structure, incurring a loss from operations of RMB1,280 million, representing a decrease in loss from operations of RMB2,896 million for the same period last year.

In respect of marketing, facing such challenges as the weak domestic demand for refined products and the downward movements of prices, the Group put emphasis on marketing in high-efficient regions and sales of lucrative products and strengthened its end-sales capabilities. As a result of these efforts, the Group sold 37.710 million tons of gasoline, diesel and kerosene, representing an increase of 10.4% (3.555 million tons) as compared with the same period last year. In international trade, the Group effectively controlled market risks and further improved its operational ability and profitability. In the first quarter of 2015, as a consequence of the decrease in margins caused by the downward price trend of refined products, in the sales segment, the Group incurred an operating loss of RMB2,591 million, representing a decrease in operating profits of RMB5,915 million as compared with the operating profits of RMB3,324 million for the same period last year.

In respect of natural gas and pipeline, the Group coordinated the utilization of various resources as domestically produced gas, imported gas and liquefied natural gas (LNG), continue to strengthen management on the demand side, pushed forward the construction of new pipelines and the development of high-efficient markets, thus ensuring sales profitability. In the first quarter of 2015, the profit from operations of the natural gas and pipeline segment amounted to RMB7,355 million, representing an increase of 428.4% as compared with RMB1,392 million for the same period last year, which shows an outstanding growth. In the first quarter of 2015, the net loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment amounted to RMB7,166 million, representing a decrease in loss of RMB4,939 million as compared with the same period last year.

In the first quarter of 2015, the average realised price for crude oil of the Group was US$48.87 per barrel, representing a drop of 51.2% as compared with the same period last year, of which the domestic realised price was US$49.75 per barrel, which was mainly due to the significant drop of international crude oil price; the average realised price for natural gas was US$6.24 per thousand cubic feet, of which the domestic realised price was US$7.07 per thousand cubic feet, representing a decrease of 0.8% as compared with the same period last year, mainly due to the combined effects of the change in sales structure and the fluctuation of foreign exchange rates.

Summary of Key Operating Data for the First Quarter of 2015

			For the three months ended March 31		Changes over the same period of the preceding
Operating Data		Unit	2015	2014	year (%)
Crude oil output		Million barrels	239.4	231.7	3.3
of which:	domestic	Million barrels	199.3	202.4	(1.5)
	overseas	Million barrels	40.1	29.3	36.9
Marketable natural gas output		Billion cubic feet	850.8	789.7	7.7
of which:	domestic	Billion cubic feet	798.0	757.4	5.4
	overseas	Billion cubic feet	52.8	32.3	63.4
Oil and natural gas equivalent output		Million barrels	381.2	363.4	4.9
of which:	domestic	Million barrels	332.3	328.7	1.1
	overseas	Million barrels	48.9	34.7	40.9
Processed crude oil		Million barrels	253.5	254.4	(0.4)
Gasoline, kerosene and diesel output		Thousand tons	23,346	23,433	(0.4)
of which:	Gasoline	Thousand tons	7,773	8,090	(3.9)
	Kerosene	Thousand tons	1,308	1,026	27.5
	Diesel	Thousand tons	14,265	14,317	(0.4)
Total sales volume of gasoline, kerosene and diesel		Thousand tons	37,710	34,155	10.4
of which:	Gasoline	Thousand tons	15,328	13,182	16.3
	Kerosene	Thousand tons	3,982	3,026	31.6
	Diesel	Thousand tons	18,400	17,947	2.5
Output of key chemical products
Ethylene		Thousand tons	1,263	1,171	7.9
Synthetic resin		Thousand tons	2,093	1,864	12.3
Synthetic fiber raw materials and polymer		Thousand tons	323	307	5.2
Synthetic rubber		Thousand tons	194	173	12.1
Urea		Thousand tons	526	600	(12.3)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒ Applicable ☐ Inapplicable

				Unit: RMB Million
Items	March 31, 2015	December 31, 2014	Changes (%)	Key explanation of the changes
Employee compensation payable	7,892	5,903	33.7	Mainly due to the increase in the outstanding amount of employee compensation payable as compared with that at the end of last year
Other current liabilities	17,961	3,652	391.8	Mainly due to the issuance of short-term financing bonds during the period

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2015	2014
Investment income	1,754	2,980	(41.1)	Mainly due to the decrease of the net profits from overseas associates and joint ventures resulted from the drop of international crude oil prices
Operating Profit	9,072	45,701	(80.1)	Mainly due to the significant drop of prices of crude oil and refined products which resulted in a significant decrease in revenue as compared with the same period last year
Profit before taxation	10,012	47,233	(78.8)
Income tax expenses	2,287	9,963	(77.0)	Mainly due to the decrease of taxable profits
Net profit	7,725	37,270	(79.3)	Mainly due to the significant drop of prices of crude oil and refined oil which resulted in a significant decrease in profits as compared with the same period last year
Net profit attributable to equity holders of the Company	6,149	34,248	(82.0)
Net profit attributable to non-controlling interests	1,576	3,022	(47.8)	Mainly due to the drop of international crude oil price which resulted in the decrease in the net profits from overseas subsidiaries
Basic earnings per share (RMB Yuan)	0.03	0.19	(82.0)	Mainly due to the significant drop of prices of crude oil and refined oil which resulted in a significant decrease in profits as compared with the same period last year
Diluted earnings per share (RMB Yuan)	0.03	0.19	(82.0)
Other comprehensive loss	4,986	2,284	118.3	Mainly due to exchange losses caused by depreciation of currencies of certain overseas resources countries
Share of other comprehensive loss of equity-accounted investee	141	14	907.1	Mainly due to increase in the market value of available-for-sale financial assets held by associates and joint ventures

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2015	2014
Gain or loss arising from changes in the fair value of available-for-sale financial assets	22	(26)	184.6	Mainly due to increase in the market value of available-for-sale financial assets
Translation differences arising on translation of foreign currency financial statement	4,645	1,229	277.9	Mainly due to the exchange losses of overseas subsidiaries resulting from the depreciation of currencies of certain overseas resources countries
Other comprehensive loss attributable to non-controlling interests of the Company, net of tax	222	1,015	(78.1)	Mainly due to the exchange losses of overseas subsidiaries resulting from the depreciation of currencies of certain overseas resources countries
Total comprehensive income	2,739	34,986	(92.2)	Mainly due to the combined impacts of the significant drop of the prices of crude oil and refined oil and the exchange losses resulting from the depreciation of currencies of certain overseas resources countries
Total comprehensive income attributable to equity holders of the Company	1,385	32,979	(95.8)
Total comprehensive income attributable to non-controlling interests	1,354	2,007	(32.5)	Mainly due to the combined impacts of the significant drop of the price of international crude oil and the exchange losses resulting from the depreciation of currencies of certain overseas resources countries, which resulted in the decrease in the net profits of overseas subsidiaries
Net cash flows from operating activities	29,398	20,561	43.0	Mainly due to the decrease of cash-out flows from operating activities exceeding the decrease of cash-in flows from operating activities
Net cash flows from financing activities	30,218	50,052	(39.6)	Mainly due to the decrease in borrowings during the period

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☒ Applicable ☐ Inapplicable

Regarding the disclosed class action proceedings brought by individual overseas shareholders before the United States Federal District Court for the Southern District of New York against the Company and certain individuals based on the fact that certain former directors and former senior management were subject to investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company. Details are further described in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the website of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013, and on the website of the Hong Kong Stock Exchange. On April 4, 2014, the United States Federal District Court for the Southern District of New York entered an order consolidating the related actions and appointing the lead plaintiff and the chief counsel.

On June 6, 2014, the lead plaintiff submitted the revised indictment and changed defendants to Jiang Jiemin, Ran Xinquan and Li Hualin, who are the former directors and former senior management of the Company. The relevant charges set out in the indictment were roughly the same as those in the previous indictment in connection with violation of the U.S. Securities Act.

On August 5, 2014, in view of the revised indictment, the Company filed a motion to dismiss.

In November 2014, upon approval by the court, the U.S. plaintiff further submitted a Revised Joinder Indictment. In view of the indictment, the Company filed another motion to dismiss with the court in February 2015. In April 2015, the United States Federal District Court for the Southern District of New York held a pre-motion conference attended by both the plaintiff and the Company, and entered an order dismissing the plaintiff’s request for submission of supplemental documents.

The normal course of business of the Company has not been affected during the current reporting period. The Company will use its best endeavour to proactively defense against such action so as to protect its lawful interests.

3.3	Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller

☒ Applicable ☐ Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2014 Annual Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☒ Applicable ☐ Inapplicable

The international crude oil prices have significantly declined since the second half of 2014 and fluctuated at a low level in the first quarter of 2015. If the international crude oil prices still remain at a low level in the second quarter of 2015, the realised price for crude oil of the Company is expected to fall sharp and the net profit attributable to equity holders of the Company for the first half of 2015 is also expected to decrease substantially as compared with the same period last year.

The above estimation was only preliminary, please refer to 2015 Interim Report to be officially disclosed by the Company for specific and accurate financial information.

3.5	Investments in securities

☐ Applicable ☒ Inapplicable

By Order of the Board of Directors

PetroChina Company Limited

Zhou Jiping

Chairman

Beijing, the PRC

April 27, 2015

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Wang Dongjin as the Vice Chairman and executive Director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive Directors; Mr Liu Hongbin as executive Director; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

APPENDIX

A. Financial statements for the first quarter of 2015 prepared in accordance with CAS

1. Consolidated Balance Sheet

ASSETS	March 31, 2015	December 31, 2014
	RMB million	RMB million

Current assets
Cash at bank and on hand	81,896	76,021
Notes receivable	10,750	12,827
Accounts receivable	60,393	53,104
Advances to suppliers	29,666	22,959
Other receivables	19,923	17,094
Inventories	157,446	165,977
Other current assets	45,115	43,326

Total current assets	405,189	391,308

Non-current assets
Available-for-sale financial assets	2,204	2,133
Long-term equity investments	117,215	116,570
Fixed assets	612,282	621,264
Oil and gas properties	859,457	880,482
Construction in progress	241,517	240,340
Construction materials	5,287	5,200
Intangible assets	67,113	67,489
Goodwill	7,270	7,233
Long-term prepaid expenses	28,274	28,727
Deferred tax assets	18,448	14,995
Other non-current assets	29,901	29,635

Total non-current assets	1,988,968	2,014,068

TOTAL ASSETS	2,394,157	2,405,376

/s/ Zhou Jiping	/s/ Wang Dongjin	/s/ Yu Yibo
Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

1. Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2015	December 31, 2014
	RMB million	RMB million

Current liabilities
Short-term borrowings	118,125	115,333
Notes payable	4,402	5,769
Accounts payable	194,734	240,253
Advances from customers	52,504	54,007
Employee compensation payable	7,892	5,903
Taxes payable	36,730	46,641
Other payables	56,721	54,476
Current portion of non-current liabilities	66,011	53,795
Other current liabilities	17,961	3,652

Total current liabilities	555,080	579,829

Non-current liabilities
Long-term borrowings	305,359	298,803
Debentures payable	71,498	71,498
Provisions	110,670	109,154
Deferred tax liabilities	16,529	15,824
Other non-current liabilities	12,886	12,508

Total non-current liabilities	516,942	507,787

Total liabilities	1,072,022	1,087,616

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	115,492	115,492
Special reserve	11,845	10,345
Other comprehensive income	(24,489)	(19,725)
Surplus reserves	184,737	184,737
Undistributed profits	708,287	702,140

Equity attributable to equity holders of the Company	1,178,893	1,176,010
Non-controlling interests	143,242	141,750

Total shareholders’ equity	1,322,135	1,317,760

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,394,157	2,405,376

/s/ Zhou Jiping	/s/ Wang Dongjin	/s/ Yu Yibo
Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

2. Company Balance Sheet

ASSETS	March 31, 2015	December 31, 2014
	RMB million	RMB million

Current assets
Cash at bank and on hand	39,836	38,507
Notes receivable	8,612	9,743
Accounts receivable	11,136	6,405
Advances to suppliers	10,768	4,979
Other receivables	102,675	98,644
Inventories	109,763	124,046
Other current assets	33,733	30,244

Total current assets	316,523	312,568

Non-current assets
Available-for-sale financial assets	1,513	1,449
Long-term equity investments	375,501	365,681
Fixed assets	356,809	365,366
Oil and gas properties	573,748	586,889
Construction in progress	125,345	123,608
Construction materials	3,186	3,070
Intangible assets	51,261	52,186
Long-term prepaid expenses	22,692	23,131
Deferred tax assets	13,684	10,331
Other non-current assets	14,739	14,286

Total non-current assets	1,538,478	1,545,997

TOTAL ASSETS	1,855,001	1,858,565

/s/ Zhou Jiping	/s/ Wang Dongjin	/s/ Yu Yibo
Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

2. Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2015	December 31, 2014
	RMB million	RMB million

Current liabilities
Short-term borrowings	101,129	107,541
Notes payable	3,952	5,348
Accounts payable	118,358	142,903
Advances from customers	33,376	38,306
Employee compensation payable	5,808	3,980
Taxes payable	25,767	31,036
Other payables	32,708	24,532
Current portion of non-current liabilities	44,047	40,048
Other current liabilities	16,726	2,406

Total current liabilities	381,871	396,100

Non-current liabilities
Long-term borrowings	217,812	212,830
Debentures payable	71,000	71,000
Provisions	74,089	72,999
Other non-current liabilities	5,226	5,230

Total non-current liabilities	368,127	362,059

Total liabilities	749,998	758,159

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,830	127,830
Special reserve	8,187	7,027
Other comprehensive income	340	460
Surplus reserves	173,645	173,645
Undistributed profits	611,980	608,423

Total shareholders’ equity	1,105,003	1,100,406

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,855,001	1,858,565

/s/ Zhou Jiping	/s/ Wang Dongjin	/s/ Yu Yibo
Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

3. Consolidated Income Statement

	Three months ended March 31
	2015	2014
Items	RMB million	RMB million

Operating income	410,336	528,947
Less: Cost of sales	(311,016)	(386,785)
Taxes and levies on operations	(50,976)	(56,762)
Selling expenses	(15,141)	(14,495)
General and administrative expenses	(20,098)	(20,030)
Finance expenses	(5,791)	(8,158)
Asset impairment losses	4	4
Add: Investment income	1,754	2,980

Operating profit	9,072	45,701

Add: Non-operating income	2,230	2,805
Less: Non-operating expenses	(1,290)	(1,273)

Profit before taxation	10,012	47,233

Less: Taxation	(2,287)	(9,963)

Net profit	7,725	37,270

Attributable to:
Equity holders of the Company	6,149	34,248
Non-controlling interests	1,576	3,022

Earnings per share
Basic earnings per share (RMB Yuan)	0.03	0.19
Diluted earnings per share (RMB Yuan)	0.03	0.19

Other comprehensive loss	(4,986)	(2,284)

Other comprehensive loss attributable to equity holders of the Company, net of tax	(4,764)	(1,269)

Other comprehensive loss would be reclassified to profit or loss
Including:
Share of other comprehensive loss of equity-accounted investee	(141)	(14)
Gain or loss arising from changes in fair value of available-for-sale financial assets	22	(26)
Translation differences arising on translation of foreign currency financial statements	(4,645)	(1,229)
Other comprehensive loss attributable to non-controlling interests of the Company, net of tax	(222)	(1,015)

Total comprehensive income	2,739	34,986

Attributable to:
Equity holders of the Company	1,385	32,979
Non-controlling interests	1,354	2,007

/s/ Zhou Jiping	/s/ Wang Dongjin	/s/ Yu Yibo
Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

4. Income Statement

	Three months ended March 31
	2015	2014
Items	RMB million	RMB million

Operating income	293,482	320,860
Less: Cost of sales	(228,059)	(229,684)
Taxes and levies on operations	(45,958)	(42,715)
Selling expenses	(10,228)	(10,809)
General and administrative expenses	(13,626)	(14,562)
Finance expenses	(4,857)	(5,869)
Asset impairment losses	2	2
Add: Investment income	5,929	15,188

Operating (loss) / profit	(3,315)	32,411

Add: Non-operating income	5,016	2,594
Less: Non-operating expenses	(1,191)	(1,168)

Profit before taxation	510	33,837

Less: Taxation	3,047	(2,718)

Net profit	3,557	31,119

Earnings per share
Basic earnings per share (RMB Yuan)	0.02	0.17
Diluted earnings per share (RMB Yuan)	0.02	0.17

Other comprehensive loss	(120)	(11)

Other comprehensive loss would be reclassified to profit or loss	(120)	(11)

Including:
Share of other comprehensive (loss) / income of equity-accounted investee	(139)	14
Gain or loss arising from changes in fair value of available-for-sale financial assets	19	(25)

Total comprehensive income	3,437	31,108

/s/ Zhou Jiping	/s/ Wang Dongjin	/s/ Yu Yibo
Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

5. Consolidated Cash Flow Statement

Items	Three months ended March 31
	2015	2014
	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	470,087	599,720
Refund of taxes and levies	4	2,147
Cash received relating to other operating activities	263	373

Sub-total of cash inflows	470,354	602,240

Cash paid for goods and services	(305,040)	(455,655)
Cash paid to and on behalf of employees	(28,083)	(26,633)
Payments of taxes and levies	(95,382)	(82,360)
Cash paid relating to other operating activities	(12,451)	(17,031)

Sub-total of cash outflows	(440,956)	(581,679)

Net cash flows from operating activities	29,398	20,561

Cash flows from investing activities
Cash received from disposal of investments	2,045	5,492
Cash received from returns on investments	1,365	1,172
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	18	119

Sub-total of cash inflows	3,428	6,783

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(54,877)	(76,051)
Cash paid to acquire investments	(673)	(1,424)

Sub-total of cash outflows	(55,550)	(77,475)

Net cash flows from investing activities	(52,122)	(70,692)

/s/ Zhou Jiping	/s/ Wang Dongjin	/s/ Yu Yibo
Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

5. Consolidated Cash Flow Statement (Continued)

Items	Three months ended March 31
	2015	2014
	RMB million	RMB million

Cash flows from financing activities
Cash received from capital contributions	30	709
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	30	709
Cash received from borrowings	179,556	193,040
Cash received relating to other financing activities	16	27

Sub-total of cash inflows	179,602	193,776

Cash repayments of borrowings	(143,476)	(137,932)
Cash payments for interest expenses and distribution of dividends or profits	(5,908)	(5,792)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(38)	(16)

Sub-total of cash outflows	(149,384)	(143,724)

Net cash flows from financing activities	30,218	50,052

Effect of foreign exchange rate changes on cash and cash equivalents	341	1,123

Net increase in cash and cash equivalents	7,835	1,044

Add: Cash and cash equivalents at beginning of the period	73,778	51,407

Cash and cash equivalents at end of the period	81,613	52,451

/s/ Zhou Jiping	/s/ Wang Dongjin	/s/ Yu Yibo
Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

6. Company Cash Flow Statement

Items	Three months ended March 31
	2015	2014
	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	327,932	360,383
Refund of taxes and levies	4	2,099
Cash received relating to other operating activities	344	318

Sub-total of cash inflows	328,280	362,800

Cash paid for goods and services	(204,114)	(259,835)
Cash paid to and on behalf of employees	(19,728)	(18,445)
Payments of taxes and levies	(63,309)	(57,852)
Cash paid relating to other operating activities	(8,606)	(7,164)

Sub-total of cash outflows	(295,757)	(343,296)

Net cash flows from operating activities	32,523	19,504

Cash flows from investing activities
Cash received from disposal of investments	79	—
Cash received from returns on investments	8,273	13,924
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	7	29

Sub-total of cash inflows	8,359	13,953

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(47,778)	(60,604)
Cash paid to acquire investments	(629)	(148)

Sub-total of cash outflows	(48,407)	(60,752)

Net cash flows from investing activities	(40,048)	(46,799)

/s/ Zhou Jiping	/s/ Wang Dongjin	/s/ Yu Yibo
Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

6. Company Cash Flow Statement (Continued)

Items	Three months ended March 31
	2015	2014
	RMB million	RMB million

Cash flows from financing activities
Cash received from borrowings	80,811	120,526
Cash received relating to other financing activities	16	11

Sub-total of cash inflows	80,827	120,537

Cash repayments of borrowings	(63,365)	(87,476)
Cash payments for interest expenses and distribution of dividends or profits	(8,608)	(6,340)

Sub-total of cash outflows	(71,973)	(93,816)

Net cash flows from financing activities	8,854	26,721

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	1,329	(574)

Add: Cash and cash equivalents at beginning of the period	38,507	27,484

Cash and cash equivalents at end of the period	39,836	26,910

/s/ Zhou Jiping	/s/ Wang Dongjin	/s/ Yu Yibo
Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

B. Financial statements for the first quarter of 2015 prepared in accordance with IFRS

1. Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2015	2014
	RMB million	RMB million

TURNOVER	410,336	528,947

OPERATING EXPENSES
Purchases, services and other	(246,768)	(325,789)
Employee compensation costs	(30,072)	(29,501)
Exploration expenses, including exploratory dry holes	(4,983)	(5,712)
Depreciation, depletion and amortisation	(46,836)	(41,936)
Selling, general and administrative expenses	(16,615)	(16,567)
Taxes other than income taxes	(52,282)	(58,955)
Other income, net	1,111	1,676

TOTAL OPERATING EXPENSES	(396,445)	(476,784)

PROFIT FROM OPERATIONS	13,891	52,163

FINANCE COSTS
Exchange gain	1,429	1,092
Exchange loss	(1,667)	(3,690)
Interest income	713	599
Interest expense	(6,036)	(5,899)

TOTAL NET FINANCE COSTS	(5,561)	(7,898)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	1,683	2,970

PROFIT BEFORE INCOME TAX EXPENSE	10,013	47,235
INCOME TAX EXPENSE	(2,287)	(9,964)

PROFIT FOR THE PERIOD	7,726	37,271

OTHER COMPREHENSIVE INCOME
RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	(4,866)	(2,251)
Fair value gain / (loss) from available-for-sale financial assets, net of tax	22	(19)
Share of the other comprehensive loss of associates and joint ventures accounted for using the equity method	(142)	(14)

OTHER COMPREHENSIVE LOSS, NET OF TAX	(4,986)	(2,284)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,740	34,987

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	6,150	34,248
Non-controlling interests	1,576	3,023

	7,726	37,271

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	1,386	32,979
Non-controlling interests	1,354	2,008

	2,740	34,987

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.03	0.19

2. Consolidated Statement of Financial Position

	March 31, 2015	December 31, 2014
	RMB million	RMB million

NON-CURRENT ASSETS
Property, plant and equipment	1,718,942	1,747,691
Investments in associates and joint ventures	117,585	116,947
Available-for-sale financial assets	2,241	2,170
Advance operating lease payments	66,117	66,341
Intangible and other non-current assets	62,662	62,962
Deferred tax assets	18,448	14,995
Time deposits with maturities over one year	3,072	3,059

TOTAL NON-CURRENT ASSETS	1,989,067	2,014,165

CURRENT ASSETS
Inventories	157,446	165,977
Accounts receivable	60,393	53,104
Prepaid expenses and other current assets	94,704	83,379
Notes receivable	10,750	12,827
Time deposits with maturities over three months but within one year	283	2,243
Cash and cash equivalents	81,613	73,778

TOTAL CURRENT ASSETS	405,189	391,308

CURRENT LIABILITIES
Accounts payable and accrued liabilities	334,214	364,060
Income taxes payable	5,894	6,917
Other taxes payable	30,836	39,724
Short-term borrowings	184,136	169,128

TOTAL CURRENT LIABILITIES	555,080	579,829

NET CURRENT LIABILITIES	(149,891)	(188,521)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,839,176	1,825,644

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	713,451	707,303
Reserves	282,306	285,570

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,178,778	1,175,894
NON-CONTROLLING INTERESTS	143,379	141,887

TOTAL EQUITY	1,322,157	1,317,781

NON-CURRENT LIABILITIES
Long-term borrowings	376,857	370,301
Asset retirement obligations	110,670	109,154
Deferred tax liabilities	16,606	15,900
Other long-term obligations	12,886	12,508

TOTAL NON-CURRENT LIABILITIES	517,019	507,863

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,839,176	1,825,644

/s/ Zhou Jiping	/s/ Wang Dongjin	/s/ Yu Yibo
Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

3. Consolidated Statement of Cash Flows

	Three months ended March 31
	2015	2014
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	7,726	37,271
Adjustments for:
Income tax expense	2,287	9,964
Depreciation, depletion and amortisation	46,836	41,936
Capitalised exploratory costs charged to expense	2,406	2,849
Safety fund reserve	1,689	1,874
Share of profit of associates and joint ventures	(1,683)	(2,970)
Reversal of provision for impairment of receivables, net	(4)	(13)
Write down in inventories, net	—	9
Loss on disposal of property, plant and equipment	52	5
Gain on disposal of other non-current assets	(113)	(8)
Interest income	(713)	(599)
Interest expense	6,036	5,899
Changes in working capital:
Accounts receivable, prepaid expenses and other current assets	(15,074)	(28,308)
Inventories	8,534	(21,182)
Accounts payable and accrued liabilities	(23,019)	(10,966)

CASH FLOWS GENERATED FROM PERATIONS	34,960	35,761
Income taxes paid	(5,562)	(15,200)

NET CASH FLOWS FROM OPERATING ACTIVITIES	29,398	20,561

3. Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2015	2014
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(53,695)	(74,778)
Acquisition of investments in associates and joint ventures	(601)	(1,085)
Acquisition of available-for-sale financial assets	(72)	(310)
Advance payments on long-term operating leases	(447)	(556)
Acquisition of intangible assets and other non-current assets	(735)	(717)
Proceeds from disposal of property, plant and equipment	18	108
Proceeds from disposal of other non-current assets	85	11
Interest received	579	262
Dividends received	786	910
Decrease in time deposits with maturities over three months	1,960	5,463

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(52,122)	(70,692)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(110,115)	(92,940)
Repayments of long-term borrowings	(33,361)	(44,992)
Interest paid	(5,870)	(5,776)
Dividends paid to non-controlling interests	(38)	(16)
Increase in short-term borrowings	127,633	121,022
Increase in long-term borrowings	51,923	72,018
Capital contribution from non-controlling interests	30	709
Increase in other long-term obligations	16	27

NET CASH FLOWS FROM FINANCING ACTIVITIES	30,218	50,052

TRANSLATION OF FOREIGN CURRENCY	341	1,123

Increase in cash and cash equivalents	7,835	1,044
Cash and cash equivalents at beginning of the period	73,778	51,407

Cash and cash equivalents at end of the period	81,613	52,451

4. Segment Information

	Three months ended March 31
	2015	2014
	RMB million	RMB million

Turnover
Exploration and Production
Intersegment sales	102,205	161,042
Turnover from external customers	23,247	41,583

	125,452	202,625

Refining and Chemicals
Intersegment sales	126,655	166,620
Turnover from external customers	34,842	40,385

	161,497	207,005

Marketing
Intersegment sales	41,859	67,727
Turnover from external customers	281,863	380,562

	323,722	448,289

Natural Gas and Pipeline
Intersegment sales	6,738	5,510
Turnover from external customers	70,110	66,056

	76,848	71,566

Head Office and Other
Intersegment sales	80	63
Turnover from external customers	274	361

	354	424

Total turnover from external customers	410,336	528,947

Profit/(loss) from operations
Exploration and Production	17,299	52,710
Refining and Chemicals	(5,065)	(2,217)
Marketing	(2,591)	3,324
Natural Gas and Pipeline	7,355	1,392
Head Office and Other	(3,107)	(3,046)

	13,891	52,163